                             SEC FILE NUMBER 0-21782

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934




For the month of   November 2002
                 -----------------



                       FLETCHER CHALLENGE FORESTS LIMITED
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                 (Translation of Registrant's Name Into English)



              8 ROCKRIDGE ROAD, PENROSE, AUCKLAND, NEW ZEALAND 1020
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                    (Address of Principal Executive Offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  A     Form 40-F
          ---              ---

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes              No   A
     ---             ---

(If "Yes is marked indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-         .)

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENTS ON FORMS F-3 (NOS. 333- 6526, 333- 8932 AND 333- 12726) AND S-8 (FILE NO. 33- 97728) OF FLETCHER CHALLENGE FORESTS LIMITED AND CERTAIN OF ITS SUBSIDIARIES AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                              FLETCHER CHALLENGE FORESTS LIMITED

Date 28 November 2002


                                              /s/ P M Gillard
                                              ----------------------------------
                                              P M GILLARD
                                              SECRETARY


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[FLETCHER CHALLENGE LOGO]


                                  NEWS RELEASE


        STOCK EXCHANGE LISTINGS: NEW ZEALAND, AUSTRALIA, NEW YORK (FFS).


                           FLETCHER CHALLENGE FORESTS
                       WELCOMES RADIATA EXPORT INITIATIVE


Auckland, 28 November 2002 - Fletcher Challenge Forests today welcomed the export initiative announced by Carter Holt Harvey.

Chief Executive Terry McFadgen said "This is consistent with the concepts we have been promoting within the industry for some time, and in principle we see many advantages for customers and New Zealand forest owners in a joint export entity. Common standards and processes should reduce costs of supply, and a joint entity should also assist the promotion of Radiata pine in new and developing markets, particularly in Asia.

"Fletcher Challenge Forests is discussing its potential participation in this entity with Carter Holt Harvey and the Receivers of the Central North Island Forest Partnership. Our focus is on ensuring that our customers and shareholders will benefit, and that the structure has world class governance processes" he added. He also noted that it was important that the views of customers and other potential New Zealand industry participants were reflected in the final arrangements.

Mr McFadgen noted that no decision was likely in the immediate future, and that there were many issues of detail to work through.



Ends


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To:  BUSINESS EDITOR            From:       Paul Gillard
                                            Company Secretary & General Counsel
                                            FLETCHER CHALLENGE FORESTS

Fax: AUTO                       Telephone:  64-9-571 9846
                                Mobile:     0274 320 310
                                Fax:        64-9-571 9872

Please note: If you do not receive 1 page(s) including this page, or if any page is not readable, please call the Information Officer immediately on telephone 64-9-571 9814.

Further information on Fletcher Challenge Forests can be found at http://www.fcf.co.nz.